NXT Energy Solutions Inc.

PROXY SOLICITED BY MANAGEMENT FOR THE

 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON November 27, 2012

The undersigned holder of common shares ("Common Shares") of NXT Energy Solutions Inc. (the "Corporation") hereby appoints George Liszicasz, the Chairman and Chief Executive Officer of the Corporation or, failing him, Greg Leavens, Vice-President Finance and Chief Financial Officer of the Corporation or, instead of either of them _________________________________________ as proxy, with power of substitution, to attend, act and vote for and on behalf of the undersigned with respect to all of the Common Shares held by the undersigned, at the annual and special meeting (the "Meeting") of the shareholders of the Corporation to be held at the Calgary Petroleum Club, 319 - 5th Avenue S.W., Calgary, Alberta on November 27, 2012, at 3:00 p.m. (Calgary time) and at any adjournment(s) thereof and at every poll which may take place in consequence thereof with the same powers that the undersigned would have if the undersigned were present at the Meeting, or any adjournment(s) thereof, and, without limiting the foregoing, the proxy is hereby instructed to vote or withhold from voting on any ballot that may be called for at the Meeting as follows:

1.	Election of Directors

Electing the following, George Liszicasz, M. S. (Mickey) Abougoush, John Agee, Charles Selby and Thomas E. Valentine, as Directors of the Corporation until the next annual meeting or until their successors are duly elected or appointed.

For☐	Withhold ☐	George Liszicasz

For☐	Withhold ☐	M. S. (Mickey) Abougoush

For☐	Withhold ☐	John Agee

For☐	Withhold ☐	Charles Selby

For ☐	Withhold ☐	Thomas E. Valentine

2.	Ratification of Independent Auditors

Ratification of the appointment of KPMG LLP as NXT Energy Solutions Inc.’s independent auditors for the fiscal year ended
December 31, 2012 at a remuneration to be determined by the Board of Directors of the Corporation.

For ☐	Withhold ☐

3.	Approval of Stock Option Plan

Adoption of an ordinary resolution, the full text of which is set forth in the Information Circular, approving and ratifying an amended version of the Corporation’s stock option plan.

For ☐	Against ☐

On any amendments or variations to the foregoing or any other business which may properly come before the Meeting, or any adjournment(s) thereof, the proxy is authorized to act or vote as he in his discretion may determine.

Common Shares represented by this proxy will be voted or withheld from voting as specified above. In the absence of specific direction, the shares will be voted "FOR" the foregoing matters on any ballot that may be called for. If any other business or amendments or variations to matters identified in the Notice of Meeting properly comes before the Meeting and where management of the Corporation is not aware of these amendments, variations or other matters to be presented to the Meeting, then discretionary authority is conferred upon the person appointed in the proxy to vote in the manner they see fit. The undersigned hereby agrees to ratify and confirm all that such proxy may do by virtue hereof.

George Liszicasz is the Chairman, Chief Executive Officer and a director of the Corporation and Greg Leavens is the Vice-President and Chief Financial Officer of the Corporation.  A shareholder has the right to appoint a person who needs not be a shareholder, other than those named above, to represent him at the Meeting and may exercise this right by inserting the name of such other person in the blank space provided.

Dated ___________________________________________ , 2012.

______________________________________________________
Signature of Shareholder

______________________________________________________
Name of Shareholder (Please Print)

Please sign exactly as name appears on the address label on the left. Joint owners should each sign. Executors, administrators and trustees, etc. should attach evidence of their authority and the proxy of a corporation must be executed by a duly authorized officer or attorney of the corporation.

Shareholders who do not expect to attend the Meeting in person are requested to date and sign the enclosed instrument appointing a proxy and return it in the envelope provided for that purpose. Completed proxies must be sent to Olympia Trust Company at Suite 2300, 125 - 9th Avenue S.E., Calgary, Alberta, T2G 0P6. All proxies to be used at the Meeting must be received by Olympia Trust Company at or before 3:00 p.m. (Calgary time) on November 23, 2012.